Exhibit 99.1

Hepsiburada Files Its 2023 Annual Report on Form 20-F

ISTANBUL, April 30, 2024 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2023 with the Securities and Exchange Commission (the “SEC”) on April 30, 2024. The annual report on Form 20-F can be accessed under the SEC Filings section on Hepsiburada’s investor relations website at https://investors.hepsiburada.com/en/financials/sec-filings as well as on the SEC’s website at http://www.sec.gov.

Hepsiburada will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request from the Hepsiburada Investor Relations Department at ir@hepsiburada.com.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 63 million members with approximately 230 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with over 101 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported over 50.5 thousand female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com